Exhibit 99.22
November 30, 2021
Board of Directors
Turkcell İletişim Hizmetleri A.Ş (the “Company” or “Turkcell”)
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok - Maltepe / İSTANBUL
Attention: Bülent Aksu, Chairman of the Board
Sent by email
Dear Members of the Board of Directors (the “Board”):
We are following up on our letter to Bulent Aksu of November 18, 2021. Capitalised terms are as defined in our letter of October 28, 2021.
We are very disappointed that we have not received any response at all from Mr. Aksu or the Board to our letter of November 18, 2021. Indeed, since our correspondence began more than a month ago, we have been surprised by the lack of engagement by the Board and what appears to be a policy of wilful resistance to our good faith attempts to build a constructive dialogue and to find some common ground to work towards the improvement of the governance, performance and valuation of Turkcell.
At this point, we would like to remind the Board of its legal obligations, under Turkish and US law, as they relate to responding to genuine shareholder concerns and shareholders’ rights to obtain information on topics that are clearly within the direct authority and responsibility of the Board. Turkcell’s Board members are elected by the Company’s shareholders to oversee and supervise the management of the Company. The Board is directly responsible for protecting and managing the interests of the Company. It is required to deploy the level of care that would be expected by a Board managing a company of such significant importance and potential, listed in both Istanbul and NY stock exchanges and with stakeholders both in Turkey and abroad. In this context, we cannot understand why Turkcell’s Board has been so consistently evasive and unresponsive and apparently determined to hide behind management in dereliction of its legal and fiduciary obligations.
Our strong view is that this Board should begin to engage on a regular basis with any shareholder willing to provide constructive feedback, and not just with some shareholders.
As ever, we continue to urge you to establish a constructive dialogue with us and request a meeting with the chairpersons of all committees of the Board with responsibilities for the important matters that we have raised which are directed at achieving long term benefits and deserved success for Turkcell.
We look forward to your response regarding these legal issues, the actions you have taken or considered to take in connection with matters raised, and our request for a meeting.
We reserve all our rights to take alternative actions within the scope of our shareholder rights to implement necessary changes. Based on the voting patterns at the last General Assembly, we believe that we will have the support of other shareholders.

Board of Directors
Turkcell İletişim Hizmetleri A.Ş
November 30, 2021

Sincerely,

/s/ Nathan Scott Fine
Nathan Scott Fine
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

/s/ Carla Cico
Carla Cico
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

/s/ Maxime Nino
Maxime Nino
Manager
On Behalf of L1T UB Holdings S.à r.l.